UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)

[  ]

Securities Act Rule 802 (Exchange Offer)

[X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)

[  ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)

[  ]

Exchange Act Rule 14e-2(d) (Subject Company Response)

[  ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)   [  ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Spring & Mercer Capital Corp.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

British Columbia

(Jurisdiction of Subject Company’s Incorporation or Organization)

Spring & Mercer Capital Corp.

(Name of Person(s) Furnishing Form)

Common Shares, without par value

(Title of Class of Subject Securities)

84942N104

(CUSIP Number of Class of Securities (if applicable))

Praveen Varshney, Director

Suite 1304 – 925 West Georgia Street

Vancouver, British Columbia
V6C 3L2, Canada

Telephone: 604-684-2181

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

January 7, 2009

(Date of Press Release regarding Exchange Offer)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.

Home Jurisdiction Documents

1.

A press release dated January 7, 2009 (“Press Release”) prepared by Spring & Mercer Capital Corp. is attached hereto as Exhibit 1(a); and

2.

A notice from Spring & Mercer Capital Corp. (the “Notice”) to shareholders of Card One Plus Ltd. (“Card One”) resident in the United States concerning U.S. securities laws in connection with the business combination between Spring & Mercer Capital Corp. and Card One (the “Transaction”) is attached hereto as Exhibit 1(b).

Item 2.

Informational Legends

The Press Release and Notice contain legends complying with Rule 802(b) under the Securities Act of 1933, as amended.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The following documents are attached as exhibits to this Form CB:

Exhibit:

Description:

(2)

Filing statement dated November 29, 2008, as amended, filed on January 7, 2009 prepared by Spring & Mercer Capital Corp. in connection with the Transaction.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed with the Securities and Exchange Commission.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPRING & MERCER CAPITAL CORP.

By:	/s/ Praveen Varshney

Name:	Praveen Varshney

Title:	Director

Date:	January 7, 2009